UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934

                               (Amendment No. 19)*

                              MEREDITH CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   589433 10 1
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G


CUSIP No.  589433 10 1                                               Page 2 of 4
___________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NUMBER OF REPORTING PERSON

     Edwin T. Meredith III
     480 38 4331
___________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) / /

___________________________________________________________________________
3    SEC USE ONLY


___________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
___________________________________________________________________________
                     5   SOLE VOTING POWER
NUMBER OF SHARES
  BENEFICIALLY          4,640,950
   OWNED BY          6   SHARED VOTING POWER
     EACH
   REPORTING             92,412
    PERSON           7   SOLE DISPOSITIVE POWER
     WITH
                        4,640,950
                     8   SHARED DISPOSITIVE POWER

                         92,412
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,733,362
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES*                                                / /


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     20%
12   TYPE OF REPORTING PERSON*

     IN
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a) Name of Issuer:  Meredith Corporation

Item 1(b) Address of Issuer's Principal Executive Offices:

                    1716 Locust Street
                    Des Moines, Iowa 50309

Item 2(a) Name of Person Filing:  Edwin T. Meredith III

Item 2(b) Address of Principal Business Office:

                    1716 Locust Street
                    Des Moines, Iowa 50309

Item 2(c) Citizenship: The person filing this statement is a citizen of the United States.

Item 2(d) Title of Class of Securities:  COMMON STOCK

Item 2(e) CUSIP Number.  589433 10 1

Item 3. This statement is not being filed pursuant to Rule 13d-1(b) or 13d-2(b). Not Applicable

Item 4.        Ownership:  Edwin T. Meredith III

     (a)  Amount Beneficially Owned as of 12/31/95:  4,733,362 <F1><F2>

     (b)  Percent of Class:  20%

     (c)  Number of shares as to which such person has:

     (i)   sole power to vote or to direct the vote... 4,640,950 <F1><F2>

   (ii)    shared power to vote or to direct the vote.    92,412 <F1><F2>

  (iii)    sole power to dispose or to direct the
           disposition of............................. 4,640,950 <F1><F2>

   (iv)    shared power to dispose or to direct the
           disposition of.............................    92,412 <F1><F2>

__________
[FN]
<F1> Mr. Meredith disclaims that he is the beneficial owner for any other purpose of all shares of which he would not, except for Rule 13d-3, be deemed to be the beneficial owner.

<F2> These shares include Common Stock which could be received upon conversion of shares of Class B Common Stock of the corporation that are beneficially owned by Edwin T. Meredith III. The Class B Common Stock is convertible, share for share, at any time into fully transferable Common Stock without the payment of any consideration. Edwin T. Meredith III is the beneficial owner of 2,652,994 shares of Class B Common Stock.

Item 5.        Ownership of Five Percent or Less of a Class.  Not Applicable

Item 6.        Ownership of More than Five Percent on behalf of Another Person:

               Other persons have the right to receive dividends with respect to 2,417,590 of the 4,733,362 shares shown as beneficially owned by Edwin T. Meredith III under Item 4.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company. Not Applicable

Item 8.        Identification and Classification of Members of the Group.  Not
               Applicable

Item 9.        Notice of Dissolution of Group.  Not Applicable

Item 10.       Certification.  Not Applicable


                                   SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

               Dated:  February 12, 1996



                                        /s/ Edwin T. Meredith III
                                            Edwin T. Meredith III